CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2022 and 2021

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Silver Mines Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s /Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

March 15, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Fortuna Silver Mines Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fortuna Silver Mines Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated March 15, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2022 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the recoverable amounts of the Yaramoko, Lindero and San Jose cash-generating units

As discussed in Note 8 to the consolidated financial statements, the carrying value of the Company’s mineral properties, plant, and equipment was $1,567,622 thousand as of December 31, 2022.  As discussed in Note 30 to the consolidated financial statements, the Company determined that the Yaramoko, Lindero and San Jose cash-generating units (CGUs) had indicators of impairment and recorded total impairment expense of $182,842 thousand relating to these CGUs. The recoverable amounts of the respective CGUs are based on the discounted cash flows expected to be derived from the Company’s mining properties and represent each CGU’s fair value less cost of disposal, using CGU specific assumptions.

We identified the assessment of the recoverable amounts of the Yaramoko, Lindero and San Jose CGUs as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amounts. Significant assumptions used in the determination of the recoverable amounts included the estimated quantities of mineral reserves and mineral resources that form the basis for the life of mine plans, short-term and long-term metal prices, expected future production costs and capital expenditures, and the discount rate applicable to the Lindero CGU. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amounts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amounts of the CGUs. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amounts of the Yaramoko, Lindero and San Jose CGUs. We assessed the competence, capabilities and objectivity of the Company’s personnel who determined the estimated quantities of mineral reserves and mineral resources that form the basis for the life of mine plans for each respective CGU. We compared the amount of mineral reserves and mineral resources in the discounted cash flow models to the respective life of mine plans and to the mineral reserve and mineral resource estimates. We compared the Company’s historical estimates of mineral reserves and resources, life of mine plans and operating results to actual results to assess the accuracy of the Company’s forecasting process. We compared expected future production costs and capital expenditures in the discounted cash flow models to the respective life of mine plans and to historical expenditures. We involved valuations professionals with specialized skills and knowledge, who assisted in (1) assessing the short-term and long-term metal prices by comparing to third party data; and (2) evaluating the discount rate applicable to the Lindero CGU by comparing it to an independently calculated range of discount rates using internal and external independent sources.

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Inferred resources used in the Caylloma and San Jose life of mine plans

As discussed in Note 8 to the consolidated financial statements, the carrying value of the Company’s mineral properties, plant and equipment is $1,567,622 thousand as of December 31, 2022. These amounts include the carrying amounts of the Caylloma and San Jose mines. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method and in impairment tests. The Company’s estimates of the life of its mines includes the portion of inferred resources expected to be extracted economically. The decision to use inferred resources, and the portion of inferred resources to be included in the life of mine, varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated resources that the Company has historically achieved.

We identified evaluation of the Company’s determination of the portion of inferred resources included in the life of mine plans for the Caylloma and San Jose mines as a critical audit matter. A high degree of auditor judgment was required to evaluate the significant assumptions that were developed by the Company’s personnel to determine the portion of inferred resources included in the life of mine plans. Significant assumptions include the accessibility of resources from existing mining infrastructure and the determination of the percentage of available inferred resources expected to be converted to measured and indicated resources in future periods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the portion of inferred resources included in the life of mine plans for the Caylloma and San Jose mines. This included controls over the Company’s development of the significant assumptions used to estimate the portion of inferred resources included in the life of mine plans for Caylloma and San Jose. We assessed the competence, capabilities and objectivity of the Company’s personnel who determined the portion of available inferred resources to be included in the Caylloma and San Jose life of mine plans, including the accessibility of resources from existing mining infrastructure. We evaluated the ability of the Company to estimate the portion of inferred resources included in the life of mine plans by comparing historical estimates of inferred resources to the actual conversion of inferred resources to measured and indicated resources.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 15, 2023

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KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fortuna Silver Mines Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Silver Mines Inc.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 15, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which appears under the heading Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

© 2022 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 15, 2023

Fortuna Silver Mines Inc.

Consolidated Income (Loss) Statements

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2022	2021
Sales	19	$681,491	$599,853
Cost of sales	20	534,695	394,376
Mine operating income		146,796	205,477

General and administration	21	61,456	45,360
Exploration and evaluation		1,225	1,012
Foreign exchange loss		8,866	6,092
Impairment of mineral properties, plant, and equipment	30	182,842	-
Write off of mineral properties		5,874	-
Other expenses		85	16,134
		260,348	68,598

Operating (loss) income		(113,552)	136,879

Interest and finance costs, net	22	(12,057)	(12,863)
Gain (loss) on derivatives		500	(2,751)
Roxgold transaction costs		-	(14,085)
		(11,557)	(29,699)

(Loss) income before income taxes		(125,109)	107,180

Income taxes
Current income tax expense	23	35,783	51,651
Deferred income tax recovery	23	(24,986)	(3,870)
		10,797	47,781
Net (loss) income for the year		$(135,906)	$59,399

Net (loss) income attributable to:
Fortuna shareholders		$(128,132)	$57,877
Non-controlling interest	28	(7,774)	1,522
		$(135,906)	$59,399

(Loss) earnings per share	18
Basic		$(0.44)	$0.24
Diluted		$(0.44)	$0.23

Weighted average number of common shares outstanding (000's)
Basic		291,281	237,998
Diluted		291,281	249,443

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2022	2021
Net (loss) income for the year		$(135,906)	$59,399

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(280)	(272)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		(61)	(4,022)
Changes in fair value of hedging instruments, net of $nil tax		70	1,006
Total other comprehensive loss for the year		(271)	(3,288)
Comprehensive (loss) income for the year		$(136,177)	$56,111

Comprehensive (loss) income attributable to:
Fortuna shareholders		(128,403)	54,589
Non-controlling interest	28	(7,774)	1,522
		$(136,177)	$56,111

1 For the year ended December 31, 2022, the currency translation adjustment is net of tax expenses of $1.1 million.

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Financial Position

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$80,493	$107,097
Trade and other receivables	5	68,165	76,487
Inventories	6	92,033	85,819
Other current assets	7	12,021	11,679
		252,712	281,082
NON-CURRENT ASSETS
Restricted cash		3,967	2,056
Mineral properties and property, plant and equipment	8, 30	1,567,622	1,712,354
Other non-current assets	9	51,923	26,430
Total assets		$1,876,224	$2,021,922

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	$111,896	$133,805
Income taxes payable	23	11,591	20,563
Current portion of lease obligations	12	9,416	10,523
Current portion of closure and reclamation provisions	15	2,177	1,882
		135,080	166,773
NON-CURRENT LIABILITIES
Debt	13	219,175	157,489
Deferred tax liabilities	23	167,619	191,668
Closure and reclamation provisions	15	51,128	54,230
Lease obligations	12	11,930	18,882
Other non-current liabilities	14	2,596	3,310
Total liabilities		587,528	592,352

SHAREHOLDERS' EQUITY
Share capital	17	1,076,342	1,079,746
Reserves		29,929	28,785
Retained earnings		138,485	266,617
Equity attributable to Fortuna shareholders		1,244,756	1,375,148
Equity attributable to non-controlling interest	28	43,940	54,422
Total equity		1,288,696	1,429,570

Total liabilities and shareholders' equity		$1,876,224	$2,021,922

Contingencies and Capital Commitments (Note 29)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Cash Flows

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2022	2021

Operating activities:
Net (loss) income for the year		$(135,906)	$59,399
Items not involving cash
Depletion and depreciation		172,809	122,272
Accretion expense		4,830	3,799
Income taxes		10,797	47,781
Interest expense, net		7,227	8,469
Loss on extinguishment of debt facility	13	–	595
Share-based payments, net of cash settlements		(1)	(3,079)
Impairment of mineral properties, plant and equipment	30	182,841	-
Inventory net realizable value adjustments		8,898	7,035
Write-off of mineral properties		5,874	-
Unrealized foreign exchange loss		4,554	4,304
Unrealized (gain) loss on derivatives		(1,194)	1,260
Other		-	3,360
Closure and reclamation payments		(623)	(354)
Changes in working capital	27	(18,021)	(39,314)
Cash provided by operating activities		242,085	215,526
Income taxes paid		(42,222)	(62,677)
Interest paid		(7,465)	(7,420)
Interest received		1,851	1,708
Net cash provided by operating activities		194,249	147,138

Investing activities:
Cash consideration for acquisition of Roxgold		-	(25,333)
Cash acquired through acquisition of Roxgold		-	65,622
Promissory note receivable		-	(35,296)
Restricted cash		(1,911)	-
Additions to mineral properties, plant and equipment		(251,236)	(152,289)
Contractor advances on Séguéla construction		(2,186)	-
Proceeds from sale of investments		-	14
Proceeds from sale of assets		-	12
Recoveries of Lindero construction VAT		-	28,771
Cash used in investing activities		(255,333)	(118,499)

Financing activities:
Transaction costs on credit facility	13(a)	(688)	(3,036)
Proceeds from credit facility	13	80,000	-
Repayment of credit facility	13	(20,000)	(32,288)
Repurchase of common shares	17	(5,929)	-
Proceeds from issuance of common shares		-	313
Payments of lease obligations		(12,209)	(11,928)
Dividend payment to non-controlling interest		(2,708)	(4,483)
Cash provided by (used in) financing activities		38,466	(51,422)
Effect of exchange rate changes on cash and cash equivalents		(3,986)	(2,018)
(Decrease) increase in cash and cash equivalents during the year		(26,604)	(24,801)
Cash and cash equivalents, beginning of the year		107,097	131,898
Cash and cash equivalents, end of the year		$80,493	$107,097

Cash and cash equivalents consist of:
Cash		$65,140	$64,096
Cash equivalents		15,353	43,001
Cash and cash equivalents, end of the year		$80,493	$107,097
Supplemental cash flow information (Note 27)

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Changes in Equity

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2022		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570
Total comprehensive loss for the year
Net loss for the year		-	-	-	-	-	-	-	(128,132)	(7,774)	(135,906)
Other comprehensive loss for the year		-	-	-	70	(280)	-	(61)	-	-	(271)
Total comprehensive loss for the year		-	-	-	70	(280)	-	(61)	(128,132)	(7,774)	(136,177)

Transactions with owners of the Company
Dividend payment to non-controlling interest		-	-	-	-	-	-	-	-	(2,708)	(2,708)
Repurchase of common shares	17	(2,201,404)	(5,929)	-	-	-	-	-	-	-	(5,929)
Shares issued on vesting of share units		894,045	2,525	(2,006)	-	-	-	-	-	-	519
Share-based payments	16	-	-	3,421	-	-	-	-	-	-	3,421
		(1,307,359)	(3,404)	1,415	-	-	-	-	-	(2,708)	(4,697)

Balance at December 31, 2022		290,221,971	$1,076,342	$28,850	$198	$(976)	$4,825	$(2,968)	$138,485	$43,940	$1,288,696

Balance at January 1, 2021		184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$-	$725,770
Total comprehensive income for the year
Net income for the year		-	-	-	-	-	-	-	57,877	1,522	59,399
Other comprehensive loss for the year		-	-	-	1,006	(272)	-	(4,022)	-	-	(3,288)
Total comprehensive income for the year		-	-	-	1,006	(272)	-	(4,022)	57,877	1,522	56,111

Transactions with owners of the Company
Acquisition of Roxgold		106,106,224	582,523	7,332	-	-	-	-	-	52,900	642,755
Exercise of stock options		68,927	389	(136)	-	-	-	-	-	-	253
Shares issued on vesting of share units		1,146,452	4,468	(4,468)	-	-	-	-	-	-	-
Convertible debenture conversion		12,000	60	-	-	-	-	-	-	-	60
Share-based payments	16	-	-	4,621	-	-	-	-	-	-	4,621
		107,333,603	587,440	7,349	-	-	-	-	-	52,900	647,689

Balance at December 31, 2021		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements (“financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2022.

On March 8, 2023, the Company's Board of Directors approved these financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 25) at the end of each reporting period.

3.   SIGNIFICANT ACCOUNTING POLICES

The Company has consistently applied the following accounting policies to all periods presented in these financial statements.

(a)    Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Fortuna Silver Mines Inc. is the ultimate parent entity of the group. At December 31, 2022, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Mine
Roxgold SANU S.A. (“Sanu”)	Burkina Faso	90%	Yaramoko Mine
Roxgold SANGO S.A. (“Sango”)	Côte d’Ivoire	90%	Séguéla Project

(b) Business Combination

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is allocated to the identifiable assets acquired and liabilities assumed based on the acquisition-date fair value. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations. The results of businesses acquired during the period are included in the financial statements from the date of acquisition. Acquisition-related costs are expensed as incurred. Provisional fair values are finalized within 12 months of the acquisition date. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

(c)    Non-Controlling Interests

Non-controlling interests represents equity interests in subsidiaries owned by outside parties. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and other comprehensive income is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.

The Company recognizes transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company’s ownership interest in subsidiaries that do not result in loss of control are accounted for as equity transactions.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Consolidation, Functional and Presentation Currency

These financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates. The functional currency of all subsidiaries is US dollars except for those outlined in the table below.

Name of Subsidiary	Place of Incorporation	Beneficial Common Share Ownership Interest	Principal Activity	Functional Currency
Roxgold Inc.	Canada	100%	Holding	CAD
FR Gold Mining Inc.	Canada	100%	Holding	CAD
Fortuna Silver Mines Australia Pty Ltd.	Australia	100%	Corporate	AUD
LGL Exploration Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF
LGL Resources Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF

Assets and liabilities of the subsidiaries that have a functional currency other than US dollar are translated into US dollars at the exchange rate in effect on the consolidated statements of financial position date and revenues and expenses are translated at the average rate over the reporting period. Gains and losses from these translations are recognized in other comprehensive income.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(e)    Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Short-term investments consist of term deposits with original maturities in excess of three months but less than twelve months. Cash, cash equivalents and short-term investments are designated as amortized cost.

(f)    Inventories

Inventories include mineral concentrates, doré, leach pad, gold in-circuit, stockpiled ore, materials and supplies, which are valued at the lower of average production cost and estimated net realizable value. Production costs allocated to metal inventories include direct mining costs, direct labour costs, direct material costs, mine site overhead, depletion and amortization. Stockpiled ore that is not expected to be processed within the next twelve months is classified as non-current. Costs allocated to materials and supplies are based on weighted average costs and include all costs of purchase and other costs in bringing these inventories to their existing location and condition.

Page | 8

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In the heap leaching process, ore is stacked on the leach pad and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. The cost of leach pad inventory is based on cost of mining, crushing, and leaching, including applicable depletion and amortization, and is removed as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold in the leach pad are calculated based on the quantities of ore placed on the leach pad (measured tonnes added to the leach pad), the estimated grade of ore placed on the leach pad (based on assay data), and an estimated recovery percentage (based on estimated recovery assumptions from metallurgical testing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, estimates are refined based on actual results and engineering studies over a period of time. The final recovery of gold from leach pad will not be known until the leaching process is concluded at the end of the mine life.

If the carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(g)    Exploration and Evaluation Assets

Exploration expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Significant payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

●	the property has mineral reserves as referred to in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and
●	when legal, permitting, and social matters have been resolved sufficiently to allow mining of the ore body.

Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified and upon reclassification to mining properties.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, plant and equipment. Exploration costs that do not relate to any specific property are expensed as incurred.

Page | 9

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(h)    Mineral Properties, and Property, Plant and Equipment

i.    Mineral Properties and Development Costs

For operating mines, all mineral property expenditures are capitalized and amortized based on a unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves and for the San Jose, Caylloma and Yaramoko mines the portion of inferred resources expected to be extracted economically as part of the production cost.

Capitalized costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on our life-of-mine production plans which for San Jose, Caylloma and Yaramoko include a portion of inferred resources, and therefore differ from the life-of-mine plans the Company publishes as part of our NI 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that the Company has historically achieved in the past.

Many factors are taken into account during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation method, local estimation, engineering studies, economic parameters, and reconciliation with actual results.

Once the integrity of the data has been established, two important considerations around classification of resources are geologic continuity and possible variation of thickness and grade between samples. For our inferred resources at San Jose, Caylloma and Yaramoko we are able to achieve a significant level of confidence on the existence of mineable material as geological continuity has been established by consistent drill hole intercepts both along strike and down-dip which provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose, Caylloma and Yaramoko are not structurally complex deposits where faulting has disrupted geologic continuity.

With regards to the variation of thickness and grade between samples, the Company uses statistical means to calculate the probability that tonnage and grade content falls within a certain accuracy over a given timeframe. If the potential variation is estimated to be within ± 25% at 90% confidence globally, it is classified as an inferred resource. This is equivalent to stating that the Company has 95% confidence that greater than 75% of the inferred tonnes, grade, and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per the Company’s policy of upgrading prior to production.

Page | 10

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As part of the process to include inferred resources into our life-of-mine production plans, the Company applies an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs, and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources that we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2022 and 2021 life-of-mine plans were 90% at San Jose, 90% at Caylloma, and 100% at Yaramoko.

The percentage of inferred resources included as a component of the total mineable inventory (reserve and resource) considered in the 2022 life-of-mine evaluation for each operation as of December 31, 2022, was San Jose 31% (2021: 35%), Caylloma 41% (2021: 31%), and Yaramoko 8% (2021: 11%).

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data. Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results. Revisions to these estimates are accounted for in the period in which the change in the estimate arises.

Page | 11

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

ii.    Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line
Plant and equipment
Processing plant	Units of production	Declining balance
Machinery and equipment (1)	3-12 years	Straight line
Furniture and other equipment (1)	2-12 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1)	The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life.

Spare parts and components included in machinery and equipment are depreciated over the shorter of the useful life of the component or the related machinery and equipment.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

The sales proceeds and associated production costs incurred during commissioning of qualifying assets under capital works in progress are recognized in profit or loss.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

iii.   Stripping cost

Pre-production stripping costs are generally capitalized and amortized over the production life of the mine using the unit-of-production method.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mining interest) if the following criteria are met:

●	improved access to the ore body is probable;
●	the component of the ore body can be accurately identified; and
●	the costs relating to the stripping activity associated with the component can be reliably measured.

Page | 12

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

If these criteria are not met, the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(i)    Asset Impairment

At the end of each reporting period, the Company assesses for impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs compatible with the current condition of the business. The cash flow forecasts are based on best estimates of the expected future revenues and costs, including the future cash costs of production, sustaining capital expenditures, and reclamation and closure costs.

Where a FVLCD model is used, the cash flow forecast includes net cash flows expected to be realized from extraction, processing, and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount, net of depreciation and amortization, that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

(j)    Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”), are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are capable of operating in the manner intended by management.

The capitalization of borrowing costs incurred commences on the date when the following three conditions are met:

●	expenditures for the qualifying asset are being incurred;
●	borrowing costs are being incurred; and,
●	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are substantially complete are expensed.

Page | 13

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Transaction costs, including legal, upfront commitment fees and other costs of issuance, associated with debt are recorded against the debt and are amortized over the term of the credit facility using the effective interest rate method.

All other borrowing costs are expensed in the period in which they are incurred.

(k)    Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

●	The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,
●	the sale of the non-current asset is highly probable. For the sale to be highly probable:
o	the appropriate level of management must be committed to a plan to sell the asset;
o	an active program to locate a buyer and complete the plan must have been initiated;
o	the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
o	the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
o	actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated and are recorded at the lower of their carrying amount and fair value less costs to sell.

(l)    Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (“temporary differences”). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability is settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

●	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
●	goodwill; and

Page | 14

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

●	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)   Provisions

i.    Closure and Reclamation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer a future benefit related to the costs and as such, the amounts are expensed. Revisions in estimates or new disturbances result in an adjustment to the CRP with an offsetting adjustment to the asset, unless there is no future benefit, in which case they are expensed.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendments to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

ii.   Environmental Disturbance Restoration Provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.  Other Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect of the time value of money is material the provision is discounted using an appropriate current market based pre-tax discount rate.

Page | 15

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(n)    Common Share Capital

Shares are classified as equity. Costs directly attributable to the issuance of common shares are shown in equity as a deduction from the proceeds.

(o)    Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

Share-based payment expenses relating to cash-settled awards, including deferred share units, restricted share units, and performance share units, are accrued and expensed over the vesting period based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for any changes in the underlying share price.

Equity settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

i.    Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

ii.   Deferred Share Unit Plan

Deferred share units (“DSU”) are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

iii.  Share Unit Plans

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015.

Restricted Share Units

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

Page | 16

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

For cash settled RSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares and the vesting of each RSU grant, with a corresponding amount recorded in Trade and Other Payables, and Other Non-Current Liabilities.

For equity-settled RSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant, and the fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

Performance Share Units

The Company’s PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines and are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled PSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares, the vesting of each PSU grant and the expected performance factors with a corresponding amount recorded in Trade and Other Payables.

For equity-settled PSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the number of PSUs expected to vest based on the performance factors.  The fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

(p)    Related Party Transactions

Parties are related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities, and include key management personnel of the Company. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

(q)    Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, adjusted for the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and equity settled units issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

Dilution from convertible debentures is calculated using the if-converted method, based on the number of shares to be issued upon conversion of the convertible debentures, with a corresponding adjustment to net income for the after-tax interest expense related to the convertible debentures.

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(r)    Financial Instruments

i    Classification and measurement of financial assets and financial liabilities

Financial assets are measured as either: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Components of compound financial instruments are separately classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The financial liability is initially recognized at fair value, net of an allocation of issuance costs, and is subsequently measured at amortized cost. The equity component is initially measured based on the residual amount, net of an allocation of issuance costs, and is not subsequently remeasured.

Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, or cancellation of our own equity instruments. No gain or loss is recognized on the issue of our own equity instruments, unless the equity is issued to settle a liability.

Financial Liabilities at Amortized Cost – Financial liabilities are measured at amortized cost using the effective interest method, unless they are required to be measured at fair value through profit or loss, or the Company has opted to measure them at FVTPL. Debt and accounts payable and accrued liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following accounting policies apply to the subsequent measurement of financial assets:

●	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
●	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
●	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

ii  Impairment of Financial Assets

An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

For the Company’s trade receivables, it determines the lifetime expected losses for all of its trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required.

iii  Hedge Accounting

The Company occasionally uses interest rate swaps to hedge against the variability in cash flows arising from changes in floating interest rate borrowings relating to its credit facility. The last interest rate swap matured on January 26, 2022.

Management qualitatively assesses that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

(s)    Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate and doré sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate or the doré and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Doré sales are recognized when the Company satisfies its performance obligation and control is transferred to the customer upon payment. Final weights and assays are adjusted on final settlement which is approximately one month after delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 19 of these financial statements.

(t)    Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of gold, silver-lead, zinc, and silver-gold and the sale of these products.

(u)    Adoption of New Accounting Standards, Interpretation or Amendments

The following accounting standards were adopted for the financial year ending December 31, 2022,

●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);
●	Annual Improvements to IFRS Standards 2018–2020; and
●	Reference to the Conceptual Framework (Amendments to IFRS 3)

The adoption of these standards did not have a material effect on the Company’s financial statements.

(v)    New Accounting Standards Issued but not yet Effective

A number of new standards are effective for annual periods beginning on or after January 1, 2023 and earlier application is permitted; however, the Company has not early adopted any new or amended standards in preparing these financial statements.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

This amendment requires companies to provide more specific disclosures about their accounting policies and the judgments made in applying these policies that have the most significant effect on the financial statements. The new definition of significant accounting policies, now material accounting policy information, is broader in scope, capturing accounting policy information that is important to understanding the judgments made in preparing the financial statements, and those policies that require the most significant judgments and estimates by the Company. This amendment is effective for annual reporting periods beginning on or after January 1, 2023. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

Page | 20

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

●	Deferred Tax related to Assets and Liabilities arising from Single Transaction (Amendment to IAS 12)

This amendment clarifies the accounting for deferred tax arising from single transactions, such as business combinations and asset acquisitions, by requiring companies to recognize deferred tax for temporary differences that arise from the initial recognition of assets and liabilities in a single transaction. This amendment is effective for annual reporting periods beginning on or after January 1, 2023. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

The Company is currently evaluating the impact of the following amended standard, effective January 1, 2024, and interpretations on its consolidated financial statements:

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1);

4.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated financial statements for the year ended December 31, 2022, the Company applied the critical estimates, assumptions and judgements as disclosed below.

(a)    Critical Accounting Estimates and Assumptions

Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

i.    Mineral Reserves and Resources and the Life of Mine Plan

The Company estimates its mineral reserves and mineral resources in accordance with the requirements of NI 43-101. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Significant estimation is involved in determining the reserves and resources included within the Company’s life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in the Company’s life-of-mine plan being revised and such changes could impact depletion rates, asset carrying values and the environmental reclamation provision. As at December 31, 2022, the Company used the following long-term prices for the reserve and resource estimations: gold $1,600/oz, silver $21/oz, lead $2,100/t and zinc $2,600/t.

Page | 21

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in the Company’s life of mine plans. The Company’s life of mine plans include a portion of inferred resources as the Company believes this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement, and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key assumptions in the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

ii.   Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. When a property is abandoned or when there is an impairment, costs are charged to profit or loss.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable.

In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, discount rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

iii.  Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the proportion of stripping activity which relates to extracting ore in the current period versus the proportion which relates to obtaining access to ore reserves which will be mined in the future.

Page | 22

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

iv.  Inventory

Finished goods, work-in-process, heap leach ore, and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital.

v.   Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.

Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

vi.  Revenue from metal in concentrate

The Company’s sales of metal in concentrates allow for price adjustments based on the market price at the end of the relevant quotational period (“QP”) stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on the prevailing spot price on a specified future date. At each balance sheet date, the Company estimates the value of the trade receivable using forward metal prices.

Adjustments to the sale price occur based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP is generally between one and three months. Any future changes over the QP are embedded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 19 of these financial statements.

vii.  Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

Page | 23

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)    Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i.    Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases and losses carried forward. The determination of the ability of the Company to utilize tax loss carryforwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

ii.   Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or impairment reversal exist for an asset or a group of assets. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used, and indicators of economic performance of the assets.

iii.  Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

iv.   Leases

Significant judgements made by management in the accounting for leases primarily included whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the right-of-use (“ROU”) asset.

v.   Value-added tax (“VAT”) receivable

Timing of collection of VAT receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date and the expected timing of the recovery, which are impacted by several factors, including the status of discussions with the tax authorities, and current interpretation of relevant VAT legislation and regulation. Changes in these judgements can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in profit or loss and the presentation of current and non-current VAT receivable.

Page | 24

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

5.   TRADE AND OTHER RECEIVABLES

As at	December 31, 2022	December 31, 2021
Trade receivables from doré and concentrate sales	$23,977	$25,718
Advances and other receivables	7,443	4,424
Value added taxes recoverable	36,745	46,345
Trade and other receivables	$68,165	$76,487

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at December 31, 2022 and 2021.

During the year ended December 31, 2021, the Company recognized a provision of $0.9 million related to estimated VAT receivables expected to be sold in the next twelve months. This provision was reversed during the year ended December 31, 2022.

6.   INVENTORIES

As at	Note	December 31, 2022	December 31, 2021
Concentrate stockpiles		$2,161	$1,711
Doré bars		4,494	3,456
Leach pad and gold-in-circuit		31,649	30,321
Ore stockpiles		52,692	39,292
Materials and supplies		44,476	31,437
Total inventories		$135,472	$106,217
Less: non-current portion	9	(43,439)	(20,398)
Current inventories		$92,033	$85,819

During the year ended December 31, 2022, the Company expensed $481.5 million of inventories to cost of sales (December 31, 2021 – $346.4 million).

During the year ended December 31, 2022, a charge of $8.9 million was recognized to reduce low grade stockpiles at Lindero and Yaramoko to net realizable value (December 31, 2021 - $7.0 million). Included in the charge was $3.4 million related to depletion and depreciation (December 31, 2021 - $2.8 million).

7.   OTHER CURRENT ASSETS

As at	December 31, 2022	December 31, 2021
Derivatives	$19	$1,490
Prepaid expenses	11,180	8,060
Investments in equity securities	78	416
Assets held for sale	26	-
Income tax receivable	718	1,713
Other current assets	$12,021	$11,679

Page | 25

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
Additions	74,301	35,468	117,860	14,255	241,884
Changes in closure and reclamation provision	(10,024)	5,238	-	(235)	(5,021)
Disposals	(372)	(5,502)	-	(3,313)	(9,187)
Transfers	44,982	(42,598)	(20,972)	18,588	-
Balance at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Disposals	-	-	-	(1,970)	(1,970)
Impairment (Note 30)	117,237	-	-	65,605	182,842
Depletion and depreciation	113,571	-	-	77,966	191,537
Balance at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Net Book Value at December 31, 2022	$360,731	$712,269	$154,647	$339,975	$1,567,622

During the year ended December 31, 2022, the Company capitalized $3.3 million of interest related to the construction of the Séguéla Mine (2021 - $nil).

As at December 31, 2022, non-depletable mineral properties include $26.4 million of exploration and evaluation assets (2021 - $22.0 million).

As at December 31, 2022, property, plant and equipment includes right-of-use assets with a carrying value of $21.5 million (2021 - $29.4 million). Related depletion and depreciation for the year was $9.5 million (2021 - $7.2 million).

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2020	$327,414	$250,145	$188,960	$378,754	$1,145,273
Acquisition of Roxgold	112,499	697,537	15,047	70,453	895,536
Additions[1]	54,882	12,467	81,343	23,433	172,125
Changes in closure and reclamation provision	2,262	1,552	-	(85)	3,729
Disposals	-	-	-	(5,643)	(5,643)
Transfers	261,055	(242,038)	(227,591)	208,574	-
Balance at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
ACCUMULATED DEPLETION
Balance at December 31, 2020	$191,842	$-	$-	$162,304	$354,146
Disposals	-	-	-	(4,319)	(4,319)
Depletion and depreciation	83,618	-	-	65,221	148,839
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Net Book Value at December 31, 2021	$482,652	$719,663	$57,759	$452,280	$1,712,354

1 Included in additions to Construction in Progress is $47.1 million related to the Séguéla project previously classified as additions to Mineral Properties – Non-depletable.

9.   OTHER NON-CURRENT ASSETS

As at	Note	December 31, 2022	December 31, 2021
Ore stockpiles	6	$43,439	$20,398
Value added tax recoverable		3,642	3,426
Income tax recoverable		1,137	1,087
Other long-term assets		3,705	1,519
Total other non-current assets		$51,923	$26,430

Page | 26

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

10.   TRADE AND OTHER PAYABLES

As at	Note	December 31, 2022	December 31, 2021
Trade accounts payable		$72,571	$82,533
Payroll and related payables		22,967	23,311
Mining royalty payable		2,476	2,416
Other payables		7,794	12,161
Derivative liabilities		270	3,077
Share units payable	16(a)(b)(c)	5,818	10,307
Total trade and other payables		$111,896	$133,805

11.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the years ended December 31, 2022, and 2021:

(a)    Purchase of Goods and Services

During the year ended December 31, 2021, the Company was charged $5 thousand for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs incurred with Gold Group Management Inc. are no longer reported as related party transactions.

(b)    Key Management Personnel

During the years ended December 31, 2022, and 2021, the Company was charged for consulting services by Mario Szotlender, a director of the Company. During the year ended December 31, 2021, the Company was charged consulting services by Mill Street Services Ltd., a company of which Mr. Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions.

Amounts paid to key management personnel were as follows:

	Years ended December 31,
	2022	2021
Salaries and benefits	$11,532	$7,639
Directors fees	934	658
Consulting fees	69	78
Share-based payments	7,042	2,565
	$19,577	$10,940

Page | 27

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

12.   LEASE OBLIGATIONS

	Minimum lease payments
As at	December 31, 2022	December 31, 2021
Less than one year	$11,343	$12,292
Between one and five years	14,044	13,380
More than five years	5,806	15,983
	31,193	41,655
Less: future finance charges	(9,847)	(12,250)
Present value of minimum lease payments	21,346	29,405
Less: current portion	(9,416)	(10,523)
Non-current portion	$11,930	$18,882

13.   DEBT

The following table summarizes the changes in debt:

	Credit Facility	Convertible debentures	Total
Balance at December 31, 2020	$119,850	38,766	$158,616
Transaction costs	(3,036)	-	(3,036)
Acquisition of Roxgold	31,711	-	31,711
Amortization of discount	242	1,641	1,883
Extinguishment of debt	603	-	603
Payments	(32,288)	-	(32,288)
Balance at December 31, 2021	117,082	40,407	157,489
Convertible debenture conversion	-	(60)	(60)
Drawdown	80,000	-	80,000
Transaction costs	(688)	-	(688)
Amortization of discount	626	1,808	2,434
Payments	(20,000)	-	(20,000)
Balance at December 31, 2022	$177,020	$42,155	$219,175

(a)	Credit Facilities

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement (the “Amended Credit Facility”) effective November 5, 2021, with a syndicate of banks led by BNP Paribas, and including The Bank of Nova Scotia, Bank of Montreal and Société Générale, which converted the Company’s prior non-revolving and revolving facilities with the Bank of Nova Scotia and BNP Paribas (the “Scotiabank Facility”) into a revolving term credit facility and increased the amount of the facility from $120.0 million to $200.0 million, subject to the conditions described below. The facility has a term of four years and steps down to $150.0 million after three years. Interest accrues on LIBOR loans under the facility at LIBOR plus an applicable margin of between two and three percent, which varies according to the consolidated leverage levels of the Company, as defined in the Amended Credit Facility.

Page | 28

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Effective December 15, 2022, the Company executed a second amendment to the fourth Amended Credit Facility. The amendment increased the amount of the facility from $200.0 million to $250.0 million and increased the amount of the step down of the facility from $150.0 million to $175.0 million in November 2024. The amendment also introduced an uncommitted $50.0 million accordion option, exercisable from June 1, 2023, to October 2024. LIBOR loans under the facility were converted to Term Benchmark loans, with the interest base rate on these loans converting from LIBOR to an adjusted SOFR rate. The applicable loan margins increased by 25 basis points across all levels of the margin grid, and the commitment fee rate increased by 9 to 12 basis points. The counterparties, guarantors, covenants, step down date and maturity date of the Amended Credit Facility were unchanged.

The transaction costs in connection with the second amendment will be amortized over the remaining term of the Amended Credit Facility.

The Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company contemplated by the Amended Credit Facility. The Company has pledged all of its assets to secure the payment of its obligations contemplated by the Amended Credit Facility. The Company’s principal operating subsidiaries in Mexico and Peru, as well as their direct and indirect holding companies have pledged all of their respective assets to secure their respective guarantees of such payment, including the shares of the Company’s principal operating subsidiaries in Mexico and Peru. The Company’s principal operating subsidiary in Burkina Faso has pledged its bank accounts to secure the obligations under its guarantee and the holding companies of the Company’s principal operating subsidiaries in Burkina Faso and Côte d’Ivoire have pledged the shares of those principal operating subsidiaries to secure the obligations under their guarantees.

The Amended Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out in therein. As at December 31, 2022, the Company was in compliance with all of the covenants under the Credit Facility.

(b) Convertible Debentures

On October 2 and 6, 2019, the Company completed a bought deal public offering of senior subordinated unsecured convertible debentures with an aggregate principal amount of $46.0 million (the “Debentures”).

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. For the year ended December 31, 2022, the Company paid $2.1 million in interest on the Debentures.

The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share (the “Conversion Price”), representing a conversion rate of 200 Common Shares per $1 thousand principal amount of Debentures, subject to adjustment in certain circumstances.

On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Page | 29

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

14.   OTHER NON-CURRENT LIABILITIES

As at	Note	December 31, 2022	December 31, 2021
Restricted share units	16(b)	$1,490	$1,437
Other non-current liabilities		1,106	1,873
Total other non-current liabilities		$2,596	$3,310

15.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2021	$14,898	$7,128	$19,639	$12,895	$1,552	$56,112
Changes in estimate	(1,235)	(493)	(8,666)	135	5,238	(5,021)
Reclamation expenditures	(503)	(120)	-	-	-	(623)
Accretion	796	682	541	345	-	2,364
Effect of changes in foreign exchange rates	-	473	-	-	-	473
Balance at December 31, 2022	13,956	7,670	11,514	13,375	6,790	53,305
Less: Current portion	(1,577)	(600)	-	-	-	(2,177)
Non-current portion	$12,379	$7,070	$11,514	$13,375	$6,790	$51,128

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2020	$14,761	$5,905	$19,684	$-	$-	$40,350
Acquisition of Roxgold	-	-	-	11,122	-	11,122
Changes in estimate	(152)	1,142	(422)	1,609	1,552	3,729
Reclamation expenditures	(180)	(173)	-	-	-	(353)
Accretion	469	439	377	164	-	1,449
Effect of changes in foreign exchange rates	-	(185)	-	-	-	(185)
Balance at December 31, 2021	14,898	7,128	19,639	12,895	1,552	56,112
Less: Current portion	(1,230)	(652)	-	-	-	(1,882)
Non-current portion	$13,668	$6,476	$19,639	$12,895	$1,552	$54,230

Page | 30

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Undiscounted uninflated estimated cash flows	$15,823	$8,413	$14,138	$14,113	$7,525	$60,012
Discount rate	5.88%	9.35%	4.14%	4.22%	3.88%
Inflation rate	2.30%	7.13%	1.96%	3.67%	2.20%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

16.   SHARE BASED PAYMENTS

During the year ended December 31, 2022, the Company recognized share-based payments of $10.2 million (December 31, 2021 - $3.8 million) related to the amortization of deferred, restricted and performance share units and $0.1 million (December 31, 2021 – $nil) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2020	1,124,519	$9,239
Granted	55,245	347
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(3,013)
Outstanding, December 31, 2021	805,055	3,137
Granted	117,643	452
Changes in fair value	-	(121)
Outstanding, December 31, 2022	922,698	$3,468

Page | 31

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2020	1,367,490	$5,392	1,533,366
Granted	677,250	4,111	-
Units paid out in cash	(618,357)	(2,484)	-
Assumed on acquisition	328,254	1,590	1,091,395
Vested and paid out in shares	-	-	(655,267)
Transferred from equity to cash settled	260,444	-	(260,444)
Forfeited or cancelled	(155,942)	(54)	(64,589)
Changes in fair value and vesting	-	(3,052)	-
Outstanding, December 31, 2021	1,859,139	5,503	1,644,461
Granted	1,348,538	5,264	-
Units paid out in cash	(1,256,288)	(5,737)	-
Vested and paid out in shares	-	-	(665,305)
Transferred from equity to cash settled	413,864	-	(413,864)
Transferred from cash to equity settled	(155,674)	-	155,674
Forfeited or cancelled	(260,870)	-	(15,111)
Changes in fair value and vesting	-	(1,190)	-
Outstanding, December 31, 2022	1,948,709	3,840	705,855
Less: current portion		(2,350)
Non-current portion		$1,490

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2020	-	$-	839,170
Assumed on acquisition	515,008	2,390	508,688
Granted	-	-	1,196,012
Forfeited or cancelled	-	-	(206,798)
Vested and paid out in shares	-	-	(491,185)
Changes in fair value and vesting	-	714	-
Outstanding, December 31, 2021	515,008	3,104	1,845,887
Granted	-	-	824,768
Forfeited or cancelled	-	-	(434,007)
Units paid out in cash	(683,460)	(3,882)	-
Transferred from equity to cash settled	168,452	-	(168,452)
Vested and paid out in shares	-	-	(228,740)
Change in fair value and vesting	-	778	-
Outstanding, December 31, 2022	-	$-	1,839,456

Page | 32

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2022, a total of 2,441,061 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2020	1,054,570	$6.28
Exercised	(68,927)	4.99
Assumed on acquisition	405,240	3.77
Expired unexercised	(141,500)	3.22
Outstanding, December 31, 2021	1,249,383	5.88
Expired unexercised	(612,565)	6.16
Outstanding, December 31, 2022	636,818	$5.62
Vested and exercisable, December 31, 2021	1,249,383	$5.88
Vested and exercisable, December 31, 2022	636,818	$5.62

17.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On May 2, 2022, the Company initiated a share repurchase program to purchase up to five percent of its issued and outstanding common shares, expiring on the earlier of May 1, 2023, the date on which Fortuna has acquired the maximum number of common shares allowable under the Normal Course Issuer Bid (“NCIB”) or the date on which Fortuna otherwise decides not to make any further repurchases under the NCIB. From the commencement of the NCIB to December 31, 2022, the Company acquired and cancelled 2,201,404 common shares through this program at an average cost of $2.69 per share for a total cost of $5.9 million.

18.    EARNINGS PER SHARE

	Years ended December 31,
	2022	2021
Basic:
Net (loss) income attributable to Fortuna shareholders	$(128,132)	$57,877
Weighted average number of shares (000's)	291,281	237,998
(Loss) earnings per share - basic	$(0.44)	$0.24

	Years ended December 31,
	2022	2021
Diluted:
Net (loss) income attributable to Fortuna shareholders	$(128,132)	$57,877
Add: finance costs on convertible debt, net of $nil tax	-	3,779
Diluted net (loss) income for the period	$(128,132)	$61,656

Weighted average number of shares (000's)	291,281	237,998
Incremental shares from dilutive potential shares	-	11,445
Weighted average diluted number of shares (000's)	291,281	249,443
(Loss) earnings per share - diluted	$(0.44)	$0.23

Page | 33

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

For the year ended December 31, 2022, 509,468 out of the money options were excluded from the diluted earnings per share calculation (December 31, 2021 – 7,551). For the year ended December 31, 2022, 2,380,857 share units were excluded from the diluted earnings per share calculation (December 31, 2021 – nil). In addition, for the year ended December 31, 2022, 9,176,000 potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation (December 31, 2021 – nil). These shares were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

19.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Year ended December 31, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$173,871	$-	$-	$173,871
Silver-lead concentrates	50,300	-	-	-	50,300
Zinc concentrates	53,147	-	-	-	53,147
Gold doré	-	-	212,092	193,541	405,633
Provisional pricing adjustments	(1,116)	(344)	-	-	(1,460)
Sales to external customers	$102,331	$173,527	$212,092	$193,541	$681,491

	Year ended December 31, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$219,663	$-	$-	$219,663
Silver-lead concentrates	59,755	-	-	-	59,755
Zinc concentrates	42,990	-	-	-	42,990
Gold doré	-	-	178,999	101,256	280,255
Provisional pricing adjustments	799	(3,609)	-	-	(2,810)
Sales to external customers	$103,544	$216,054	$178,999	$101,256	$599,853

1Burkina Faso was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward

	Years ended December 31,
	2022	2021
Customer 1	$212,092	$178,999
Customer 2	193,541	101,256
Customer 3	102,332	103,544
Customer 4	76,851	28,860
Customer 5	70,584	91,950
Customer 6	26,091	47,212
Customer 7	-	48,032
	$681,491	$599,853

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During the year ended December 31, 2022, the Company recognized $0.7 million of realized losses on the settlement of forward sale and collar contracts (December 31, 2021 - $1.5 million), and $1.2 million unrealized gains from changes in the fair value of the open positions (December 31, 2021 – $1.3 million unrealized loss).

Page | 34

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

20.   COST OF SALES

	Years ended December 31,
	2022	2021
Direct mining costs	$272,329	$198,141
Salaries and benefits	44,432	34,773
Workers' participation	4,285	7,647
Depletion and depreciation	171,447	121,077
Royalties and other taxes	33,304	25,703
Inventory net realizable value adjustments	8,898	7,035
Cost of Sales	$534,695	$394,376

For the year ended December 31, 2022, depletion and depreciation includes $9.0 million of depreciation related to right-of-use assets (December 31, 2021 - $6.3 million).

21.   GENERAL AND ADMINISTRATION

	Years ended December 31,
	2022	2021
General and administration	$50,191	$39,386
Workers' participation	954	1,813
	51,145	41,199
Share-based payments	10,311	4,161
General and Administration	$61,456	$45,360

22.   INTEREST AND FINANCE COSTS, NET

	Years ended December 31,
	2022	2021
Interest income	$1,851	$1,846
Interest expense	(8,885)	(10,246)
Bank stand-by and commitment fees	(193)	(69)
Accretion expense	(2,364)	(1,451)
Lease Liabilities	(2,466)	(2,348)
Loss on extinguishment of credit facility	-	(595)
	$(12,057)	$(12,863)

Page | 35

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.   INCOME TAX

(a)	Reconciliation of Effective Tax Rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Years ended December 31,
	2022	2021
Net (loss) income before tax	$(125,109)	$107,180
Statutory tax rate	27.0%	27.0%
Anticipated income tax at statutory rates	(33,779)	28,939
Non-deductible expenditures (deductible expenditures)	(3,513)	(5,535)
Differences between Canadian and foreign tax rates	10,448	4,392
Changes in estimate	(4,492)	(93)
Effect of change in tax rates	—	(1,919)
Inflation adjustment	(57,403)	(24,873)
Impact of foreign exchange	17,336	14,865
Change in deferred tax assets not recognized	70,178	18,692
Mining taxes	5,629	7,636
Withholding taxes	7,720	8,148
Other items	(1,327)	(2,471)
Total income tax expense	$10,797	$47,781

Total income tax represented by:
Current income tax expense	$35,783	$51,651
Deferred tax recovery	(24,986)	(3,870)
	$10,797	$47,781

(b)	Tax Amounts Recognized in Profit or Loss

	Years ended December 31,
	2022	2021
Current tax expense
Current taxes on profit for the year	$35,884	$51,106
Changes in estimates related to prior years	(101)	545
	$35,783	$51,651

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate	$(20,826)	$(985)
Changes in estimates related to prior years	(4,392)	(638)
Effect of differences in tax rates	232	(328)
Effect of changes in tax rates	—	(1,919)
	$(24,986)	$(3,870)

Total tax expense	$10,797	$47,781

Page | 36

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)	Deferred Tax Balances

The significant components of the recognized deferred tax assets and liabilities are:

	December 31,	December 31,
	2022	2021
Deferred tax assets:
Reclamation and closure cost obligation	$14,942	$15,872
Carried forward tax loss	3,552	4,192
Equipment and buildings	11,976	23,989
Accounts payable and accrued liabilities	13,286	19,370
Deductibility of resource taxes	2,406	3,085
Lease obligations	8,374	8,270
Other	86	1,153
Total deferred tax assets	$54,622	$75,931

Deferred tax liabilities:
Mineral properties	$(202,087)	$(244,296)
Mining and foreign withholding taxes	(3,524)	(4,523)
Convertible debenture	(831)	(1,198)
Inflation	(4,306)	(10,163)
Inventory and other	(11,493)	(7,419)
Total deferred tax liabilities	$(222,241)	$(267,599)

Net deferred tax liabilities	$(167,619)	$(191,668)

	2022	2022
Classification:
Deferred tax assets	$-	$-
Deferred tax liabilities	(167,619)	(191,668)
Net deferred tax liabilities	$(167,619)	$(191,668)

The Company's movement of net deferred tax liabilities is described below:

	2022	2021
At January 1	$191,668	$19,499
Deferred income tax (recovery) expense through income statement	(24,831)	(3,870)
Deferred income tax expense through equity	782	176,039
At December 31	$167,619	$191,668

Page | 37

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)	Unrecognized Deferred Tax Assets and Liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2022	2021
Unrecognized deductible temporary differences and unused tax losses:
Non-capital losses	$164,427	$136,072
Provisions	7,215	11,657
Share issue costs	306	1,711
Mineral properties, plant and equipment	184,970	12,705
Lease obligation	578	863
Derivative liabilities	335	-
Capital losses	—	4,204
Investments in equity securities and associates	1,070	901
Unrecognized deductible temporary differences	$358,901	$168,114

As at December 31, 2022, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary difference associated with investments in subsidiaries aggregate as follow:

	December 31,	December 31,
	2022	2021
Mexico	$150,379	$204,283
Peru	78,505	59,976
West Africa	18,122	114,559

(e)	Tax Loss Carry Forwards

Tax losses have the following expiry dates:

		December 31,		December 31,
	Year of expiry	2022	Year of expiry	2021
Canada	2026 - 2042	$184,717	2026 - 2041	$150,015
Mexico	2021 - 2031	20	2021 - 2030	378

In addition, as at December 31, 2022, the Company has accumulated Canadian resource related expenses of $8.0 million (December 31, 2021- $8.5 million) for which the deferred tax benefit has not been recognized.

Page | 38

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – construction of the Séguéla mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
●	Corporate – corporate stewardship

	Year ended December 31, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$212,092	$193,541	$-	$173,527	$102,331	$-	$681,491
Cost of sales before depreciation and depletion	(111,625)	(106,953)	-	(91,312)	(53,358)	-	(363,248)
Depreciation and depletion in cost of sales	(54,644)	(64,893)	-	(37,776)	(14,134)	-	(171,447)
General and administration	(8,698)	(2,101)	(366)	(8,150)	(4,478)	(37,663)	(61,456)
Impairment of mineral properties, plant and equipment	(70,156)	(103,457)	-	(9,229)	-	-	(182,842)
Other (expenses) income	(3,239)	2,570	(1,175)	(5,026)	(208)	(8,972)	(16,050)
Finance items	(1,695)	(760)	(360)	(660)	(1,167)	(6,915)	(11,557)
Segment income (loss) before taxes	(37,965)	(82,053)	(1,901)	21,374	28,986	(53,550)	(125,109)
Income taxes	(3,529)	13,056	405	(4,855)	(8,915)	(6,959)	(10,797)
Segment income (loss) after taxes	$(41,494)	$(68,997)	$(1,496)	$16,519	$20,071	$(60,509)	$(135,906)

	Year ended December 31, 2021
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$178,999	$101,256	$-	$216,054	$103,544	$-	$599,853
Cost of sales before depreciation and depletion	(79,224)	(51,839)	-	(90,499)	(51,737)	-	(273,299)
Depreciation and depletion in cost of sales	(43,665)	(28,973)	-	(32,257)	(16,182)	-	(121,077)
General and administration	(5,793)	(953)	-	(10,007)	(4,127)	(24,480)	(45,360)
Other (expenses) income	(5,069)	(2,536)	(472)	(15,793)	632	-	(23,238)
Finance items	(972)	(2,664)	(96)	(882)	(5,034)	(20,051)	(29,699)
Segment income (loss) before taxes	44,276	14,291	(568)	66,616	27,096	(44,531)	107,180
Income taxes	(3,242)	(2,749)	(499)	(23,586)	(9,415)	(8,290)	(47,781)
Segment income (loss) after taxes	$41,034	$11,542	$(1,067)	$43,030	$17,681	$(52,821)	$59,399

As at December 31, 2022	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$499,937	$182,621	$833,179	$187,898	$142,385	$30,204	$1,876,224
Total liabilities	$44,152	$47,122	$173,082	$30,381	$49,143	$243,648	$587,528
Capital expenditures[1]	$23,048	$54,137	$118,644	$24,397	$19,610	$2,047	$241,884
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2022

As at December 31, 2021	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$613,584	$249,153	$760,220	$239,448	$128,012	$31,505	$2,021,922
Total liabilities	$51,544	$67,229	$186,981	$48,094	$54,863	$183,641	$592,352
Capital expenditures[1]	$40,845	$22,856	$56,614	$26,962	$24,848	$-	$172,125
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2021

Page | 39

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

25.   FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.

Investments in equity securities	Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive income.
Interest rate swap, metal, fuel and foreign exchange contracts

Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Convertible Debentures

The fair value of the convertible debentures represents both the debt and equity components of the convertible debentures and has been determined with reference to the quoted market price of the convertible debentures.

During the years ended December 31, 2022, and 2021, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 40

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2022	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$78	$-	$-	$78	$78	$-	$-	$-
Trade receivables concentrate sales	-	21,455	-	21,455	-	21,455	-	-
Metal forward sales contracts asset		18		18		18		-
	$78	$21,473	$-	$21,551	$78	$21,473	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$80,493	$80,493	$-	$-	$-	$80,493
Trade receivables doré sales	-	-	2,522	2,522	-	-	-	2,522
Other receivables	-	-	7,443	7,443	-	-	-	7,443
	$-	$-	$90,458	$90,458	$-	$-	$-	$90,458

Financial liabilities measured at Fair Value
Foreign exchange forward contracts liability	-	(270)	-	(270)	-	(270)	-	-
	$-	$(270)	$-	$(270)	$-	$(270)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(72,571)	$(72,571)	$-	$-	$-	$(72,571)
Payroll payable	-	-	(22,967)	(22,967)	-	-	-	(22,967)
Credit facilities	-	-	(177,020)	(177,020)	-	(180,000)	-	-
Convertible debentures	-	-	(42,155)	(42,155)	-	(46,138)	-	-
Other payables	-	-	(31,519)	(31,519)	-	-	-	(31,519)
	$-	$-	$(346,232)	$(346,232)	$-	$(226,138)	$-	$(127,057)

Page | 41

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$496	$-	$-	$496	$496	$-	$-	$-
Trade receivables concentrate sales	-	23,298	-	23,298	-	23,298	-	-
Fuel hedge contracts asset	-	1,619	-	1,619	-	1,619	-	-
	$496	$24,917	$-	$25,413	$496	$24,917	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$107,097	$107,097	$-	$-	$-	$107,097
Trade receivables doré sales	-	-	2,420	2,420	-	-	-	2,420
Other receivables	-	-	4,424	4,424	-	-	-	4,424
	$-	$-	$113,941	$113,941	$-	$-	$-	$113,941

Financial liabilities measured at Fair Value
Interest rate swap liability	$(78)	$-	$-	$(78)	$-	$(78)	$-	$-
Metal forward sales contracts liability	-	(2,547)	-	(2,547)	-	(2,547)	-	-
Fuel forward contracts liability	-	(508)	-	(508)	-	(508)	-	-
	$(78)	$(3,055)	$-	$(3,133)	$-	$(3,133)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(80,925)	$(80,925)	$-	$-	$-	$(80,925)
Payroll payable	-	-	(23,311)	(23,311)	-	-	-	(23,311)
Credit facilities	-	-	(117,082)	(117,082)	-	(120,000)	-	-
Convertible debentures	-	-	(40,407)	(40,407)	-	(50,614)	-	-
Other payables	-	-	(44,427)	(44,427)	-	-	-	(44,427)
	$-	$-	$(306,152)	$(306,152)	$-	$(170,614)	$-	$(148,663)

Page | 42

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

26.   MANAGEMENT OF FINANCIAL RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions.

These investments mature at various dates within three months.

The Company’s maximum exposure to credit risk as at December 31, 2022 and 2021 is as follows:

As at	December 31, 2022	December 31, 2021
Cash and cash equivalents	$80,493	$107,097
Derivative assets	19	1,490
Trade and other receivables	68,165	76,487
Income tax receivable	718	1,713
Other non-current receivables	8,484	6,032
	$157,879	$192,819

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrates are sold to large well-known concentrate buyers.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements and its development plans. The Company aims to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company had $150.5 million of liquidity comprised of cash and cash equivalents and undrawn credit facilities as at December 31, 2022. The Company believes that it has sufficient liquidity to meet the Company’s minimum obligations for at least the next 12 months from December 31, 2022.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any.

Page | 43

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at December 31, 2022, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2022
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$111,896	$-	$-	$-	$111,896
Debt	-	225,940	-	-	225,940
Income taxes payable	11,589	-	-	-	11,589
Lease obligations	11,343	8,308	5,736	5,806	31,193
Other liabilities	-	2,596	-	-	2,596
Capital commitments, Séguéla	13,923	380	-	-	14,303
Closure and reclamation provisions	3,227	24,635	9,110	23,040	60,012
	$151,978	$261,859	$14,846	$28,846	$457,529

	Expected payments due by year as at December 31, 2021
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$133,805	$-	$-	$-	$133,805
Debt	-	46,000	120,000	-	166,000
Income taxes payable	20,563	-	-	-	20,563
Lease obligations	12,292	11,315	2,065	15,983	41,655
Other liabilities	-	3,310	-	-	3,310
Capital commitments, Séguéla	66,542	5,217	-	-	71,759
Closure and reclamation provisions	1,883	5,561	23,954	24,714	56,112
	$235,085	$71,403	$146,019	$40,697	$493,204

(c)	Currency risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine peso, Mexican peso, West Africa CFA Franc and Australian dollars. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

Page | 44

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at December 31, 2022 and 2021, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2022
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	587	6,237	73,868	11,845	6,057,885	250	0
Marketable securities	105	-	-	-	-	-	-
Restricted cash	-	-	-	-	2,338,983	-	-
Trade and VAT receivables	215	3,317	73,868	2,062,918	12,979,116	(115)	-
Income tax receivable	-	28,137	13,900	-	-	-	-
VAT - long term receivable	-	-	70,520	-	-	-	-
Trade and other payables	(13,374)	(16,966)	(218,288)	(1,429,416)	(15,346,471)	(1,285)	(274)
Provisions, current	-	(8,123)	(11,729)	(387,883)	-	-	-
Income tax payable	51	-	(84,393)	-	(1,353,215)	-	-
Other liabilities	(177)	-	(9,708)	-	-	-	-
Provisions, non-current	-	(12,611)	(90,797)	-	-	-	-
Total foreign currency exposure	(12,592)	(9)	(182,759)	257,464	4,676,296	(1,151)	(274)
US$ equivalent of foreign currency exposure	(9,297)	(2)	(9,439)	1,436	7,416	(1,099)	(262)

	December 31, 2021
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	1,660	5,508	18,126	4,319	11,494,909	5	28
Marketable securities	527	-	-	-	-	-	-
Restricted cash	-	-	-	-	1,166,963	-	-
Trade and VAT receivables	690	2,144	174,229	1,526,506	13,433,368	-	-
Income tax receivable	-	20,707	-	-	-	-	-
VAT - long term receivable	-	-	70,520	-	-	-	-
Trade and other payables	(3,839)	(17,496)	(400,697)	(1,174,033)	(10,094,158)	(939)	(1,431)
Provisions, current	-	(4,413)	(13,534)	(95,353)	-	-	-
Income tax payable	-	-	(87,881)	-	-	-	-
Other liabilities	-	-	(6,178)	-	-	-	-
Provisions, non-current	-	-	(87,305)	-	-	-	-
Total foreign currency exposure	(962)	6,450	(332,719)	261,439	16,001,083	(933)	(1,403)
US$ equivalent of foreign currency exposure	(755)	1,668	(16,802)	2,734	28,548	(671)	(1,207)

Page | 45

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at December 31, 2022 is provided below:

		Effect on foreign
		denominated
Currency	Change	items
Mexican pesos	+/- 10%	$858
Peruvian soles	+/- 10%	$0
Argentinian pesos	+/- 10%	$131
Canadian Dollar	+/- 10%	$845
West African CFA franc	+/- 10%	$674
Australian Dollar	+/- 10%	$152
Euro	+/- 10%	$24

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed in note 26(f), with the capital controls in effect, the Company is required to convert the equivalent value of foreign currency received from the proceeds of the sale of all gold doré from the Lindero Mine.

(d)	Metal Price Risk

The Company is exposed to metal price risk with respect to the sales of silver, gold, lead, and zinc concentrates. The following table summarizes the effect on provisionally priced sales and accounts receivables of a 10% change in metal prices from the prices used at December 31, 2022:

Metal	Change	Effect on Sales
Silver	+/- 10%	$800
Gold	+/- 10%	$363
Lead	+/- 10%	$550
Zinc	+/- 10%	$186

During the year ended December 31, 2022, the Company recognized negative sales adjustments of $1.5 million
(December 31, 2021 – negative $2.8 million) as a result of changes in metal prices on the final settlement or during the quotational period.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities (see Note 19).

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, interest paid on its LIBOR-based debt, interest paid on its SOFR-based debt and the mark-to-market value of derivative instruments which depend on interest rates.

Page | 46

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(f)	Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls, together with additional temporary controls enacted on May 29, 2020, have the effect of requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

	December 31, 2022	December 31, 2021
Equity	$1,244,756	$1,375,148
Debt	219,175	157,489
Lease obligations	21,346	29,405
Less: cash and cash equivalents	(80,493)	(107,097)
	$1,404,784	$1,454,945

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the Company’s credit facility, the Company is not subject to any externally imposed capital requirements. As at December 31, 2022 and 2021, the Company was in compliance with its debt covenants.

27.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the years ended December 31, 2022 and 2021 are as follows:

	Years ended December 31,
	2022	2021
Trade and other receivables	$7,315	$(16,897)
Prepaid expenses	(1,643)	(2,149)
Inventories	(20,415)	(23,824)
Trade and other payables	(3,278)	3,556
Total changes in working capital	$(18,021)	$(39,314)

Page | 47

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the years as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2020	$119,850	$38,766	$19,497
Additions	-	-	7,397
Terminations	-	-	(1,203)
Acquisition of Roxgold	31,711	-	13,597
Interest	845	1,641	2,336
Payments	(32,288)	-	(11,928)
Transaction costs	(3,036)	-	-
Foreign exchange	-	-	(291)
As at December 31, 2021	117,082	40,407	29,405
Loss on debt modifications	-	-	(729)
Additions	80,000	-	2,774
Terminations	-	-	(661)
Conversion of debenture	-	(60)	-
Interest	626	1,808	2,623
Payments	(20,000)	-	(12,209)
Transaction costs	(688)	-	-
Foreign exchange	-	-	143
As at December 31, 2022	$177,020	$42,155	$21,346

The significant non-cash financing and investing transactions during the years ended December 31, 2022 and 2021 are as follows:

	Years ended December 31,
	2022	2021
Acquisition of Roxgold	$-	$594,666
Mineral properties, plant and equipment changes in closure and reclamation provision	$5,021	$(3,729)
Stock options allocated to share capital upon exercise	$-	$136
Additions to right of use assets	$(2,774)	$(2,551)
Share units allocated to share capital upon settlement	$2,525	$4,468

Page | 48

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

28.  NON-CONTROLLING INTEREST

As at December 31, 2022, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A. totaled $2.3 million. The loss attributable to the NCI for the year ended December 31, 2022, totaling $7.1 million is based on the net loss for Yaramoko.

As at December 31, 2022, the NCI of the Government of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A. totaled $41.6 million. The loss attributable to the NCI for the year ended December 31, 2022, totaling $0.7 million is based on the net loss for Séguéla.

Summarized statement of financial position

As of December 31, 2022	Yaramoko	Séguéla
Non-controlling interest percentage	10%	10%
Current assets	$54,953	$6,536
Non-current assets	110,617	230,570
Current liabilities	(23,338)	(13,629)
Non-current liabilities	(99,921)	(254,158)
Net assets	$42,311	$(30,681)

Non-controlling interest	$2,309	$41,631

Summarized income statement

For the period ended December 31, 2022	Yaramoko	Séguéla
Revenue	$193,541	$-
Net income (loss) and comprehensive income (loss)	$40,614	$6,964

Summarized cash flows

For the period ended December 31, 2022	Yaramoko	Séguéla
Cash flows provided by operating activities	$83,124	$(710)
Cash flows used in investing activities	$(53,449)	$(124,737)
Cash flows (used in) provided by financing activities	$(32,309)	$121,521

29.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma Mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $6.2 million, final closure activities of $9.8 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2022, the Company provided a bank letter of guarantee of $10.8 million to the Peruvian Government in respect of such closure costs and taxes.

Page | 49

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $0.9 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, March 5, 2024, and September 17, 2023, respectively.

(c)    Other Commitments

As at December 31, 2022, the Company had capital commitments of $6.5 million, $1.8 million and $0.1 million for civil work, equipment purchases and other services at the Lindero, Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

Burkina Faso

The Company entered into an agreement with a service provider at the Yaramoko Mine wherein if the Company terminates the agreement prior to the end of its term, in December 2023, the Company would be required to make an early termination payment, which is reduced monthly over 30 months, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at December 31, 2022 it would have been subject to an early termination payment of $2.0 million.

Côte d’Ivoire

As of December 31, 2022, the Company had capital commitments of $14.3 million for the construction of the Séguéla Mine, with $13.9 million expected to be expended within one year.

The Company entered into an agreement with a service provider at the Séguéla Mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months.

If the Company had terminated the agreement on December 31, 2022, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $19.7 million.

If the Company had terminated the agreement on December 31, 2022, and elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

Page | 50

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.1 million (4.3 million Peruvian soles), including interest and penalties of $0.6 million (2.4 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at December 31, 2022, the Company has recorded the amount paid of $1.1 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 9).

Argentina

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution is approximately $5.5 to $6.0 million.

The windfall income tax prepayment was to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and is payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes due to be paid in 2022.

Based on the historical accumulated losses of Mansfield for fiscal 2021 which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, it was projected that income tax would not be required to be paid for fiscal 2022.

Page | 51

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2022, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the Windfall Income Tax Prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay any of the three instalments due in 2022.

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings.

(e)    Other Contingencies

The Company is subject to various investigations and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

30.   IMPAIRMENT

The Company’s impairment loss in respect of the following CGUs for the year ended December 31, 2022 are summarized in the following table:

Cash Generating Unit	Carrying Value	Recoverable Amount	Impairment Expense
Yaramoko	$199,652	$96,195	$103,457
Lindero	$525,336	$455,180	$70,156
San Jose	$128,349	$119,121	$9,229
Total Impairment Expense			$182,842

Impairment Testing

In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment from both internal and external sources at the end of each reporting period. If such indicators of impairment exist for any CGU, those CGUs are tested for impairment. Based on this assessment, the Company determined that the Yaramoko, Lindero and San Jose CGUs had indicators of impairment.

The recoverable amounts of the CGUS are based on the discounted cash flows expected to be derived from the Company’s mining properties and represent each CGU’s Fair Value Less Cost of Disposal (FVLCD), a Level 3 fair value estimate.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

CGU specific assumptions used to evaluate the recoverable amount were as follows:

Yaramoko

During 2022 the Company completed additional exploration drilling programs and studies to re-evaluate modelling and estimation techniques to improve the definition of the mineralization and better understand the proposed open pit mining operation at the 55 Zone as disclosed by Roxgold on November 10, 2020 as well as the continued testing of targets at depth in the 55 Zone underground. Results from the additional drilling and evaluation studies were used to update the deposit model which, when taking into account production related depletion, resulted in a 43% decrease in gold ounces in the proven and probable mineral reserves. In 2022, Yaramoko also realized increased operating and capital costs due to inflation. These factors were integrated into an updated life of mine assessment during the fourth quarter of 2022 and the Company concluded that the recoverable value and exploration potential of the Yaramoko property had declined and that the asset was impaired. As a result, the Company recorded an impairment expense of $103.5 million in respect of its mining interests at the Yaramoko CGU.

Lindero

In the fourth quarter of 2022 the Company completed an exercise to assess the operating and capital requirements of the mine as well as the impact of inflation on the cost structure at Lindero for the life of the mine. The results reflected an increase in cash costs per tonne and capital requirements over the planned life of mine and decreased the associated future after-tax cash flows which resulted in a reduction of the estimated recoverable amount of Lindero. Discount rates for Lindero also increased to 7.1% compared to the 6.25% used in the 2021 impairment assessment due to higher interests rates and country risk. As a result, the Company recorded an impairment expense of $70.2 million in respect of its mining interests at the Lindero CGU.

San Jose

In 2022 the San Jose mine realized increased operating and capital costs in its cost structure due to inflation. In addition, the 2022 exploration drilling campaign failed to identify sufficient material to replace mined depletion which contributed to the reduction in mineral reserves and resulted in a shorter mine life. This update was integrated into a revised life of mine plan in the fourth quarter of 2022 which resulted in a reduction of the estimated recoverable amount of San Jose. As a result, the Company recorded an impairment expense of $9.2 million in respect of its mining interests at the San Jose CGU.

Key Assumptions

The projected cash flows used in impairment testing are significantly affected by changes in the assumptions of metal prices, estimated quantities of mineral reserves and mineral resources that form the basis for the life of mine plans, production cost estimates, capital requirements, and discount rates. The Company’s impairment testing incorporated the following key assumptions.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Weighted Average Cost of Capital

Projected cash flows were discounted using an after-tax discount rate that reflects the weighted average cost of capital for each CGU when considering estimates for risk free interest rates, market value of the Company’s equity, market return on equity, share volatility, debt-to-equity financing ratio and a country risk premium. Discount rates used in each impairment assessment were as follows:

Cash Generating Unit	Discount Rate
Lindero	7.1%
Yaramoko	7.9%
San Jose	5.5%

Pricing Assumptions

Metal pricing including in the cash flow projects beyond five years is based on historical volatility and consensus analyst pricing. The metal price assumptions used in the Company’s impairment assessments were as follows:

Metal	2023	2024	2025	2026	2027	Long Term
Gold (Per Once)	$1,800	$1,800	$1,725	$1,725	$1,700	$1,650
Silver (Per Ounce)	$22.00	$22.50	$22.00	$23.00	$23.00	$21.50

Production and Costs

The Company’s estimates of future cash costs of production and capital expenditures are based on the life of mine (LOM) plan for each cash generating unit. The LOM plans for each CGU are based on detailed research and analysis and consider the optimal level of capital investment, overall production levels and mine sequence, commodity prices, historical performance and other factors to maximize the value of the CGU.

Projected future revenues reflect the forecasted production at each CGU as detailed in their LOM plans. The LOM may include mineralized material that does not qualify for inclusion as a mineral reserve or a mineral resource. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The Company’s estimate of recoverable value for accounting purposes is not a “preliminary assessment”, as defined in Canadian Securities Administrators’ National Instrument 43- 101 “Standards of Disclosure for Mineral Projects”.

31.   SUBSEQUENT EVENTS

On January 5, 2023, the Company announced that it had received notice of a resolution from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Cuzcatlan in December 2021.

Cuzcatlan initiated legal proceedings (the “Mexican Legal Proceedings”) in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA. The Court has admitted the Mexican Legal Proceedings, and on March 10, 2023, Minera Cuzcatlan received notice that the Court has granted it a permanent injunction which allows the San Jose mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Until the determination of the Mexican Legal Proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Amended Credit Facility as follows:

●	Until the date that the Company receives a positive decision in the Mexican Legal Proceedings, the following conditions will apply:

o	The Company may not exercise the $50 million accordion feature.

o	The Company must maintain a minimum cash balance of $70 million. In the event, that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200 million. The credit availability will revert to $250 million once the Company re-establishes the minimum cash balance requirement over a period of 30 days.

o	The Company may not make any distributions, cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures (other than those related to the completion of the Séguéla Project).

o	The Company is required to hedge 25% of its forecasted consolidated gold production for the period from February 14 to June 15, 2023.

o	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3,000,000.

●	In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive decision in the Mexican Legal Proceedings is not received before March 31, 2024, the availability under the Amended Credit Facility will be reduced to nil, and an event of default will occur thereunder.

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